PROMISSORY NOTE

Dated: August 31, 2016

FOR VALUE RECEIVED, Frankly Inc. (the “Borrower”), promises to pay to or to the order of, Raycom Media Inc. (the “Creditor”) in accordance with the Credit Agreement (as defined below) (or at any other place as the Creditor may, from time to time, designate by notice in writing to the Borrower):

(a)	the principal sum (the “Principal”) due from time to time under the credit agreement between the Borrower and the Lender dated August 31, 2016, as amended, restated or replaced from time to time (the “Credit Agreement”); and

(b)	the interest on the unpaid portion of the Principal until the Principal is repaid in full as required and at the rates (the “Interest Rate”) by the Credit Agreement.

1.	Payment. The Principal, together with any accrued but unpaid interest, will become due and will be paid in accordance with the Credit Agreement.

2.	Interest on Overdue Interest. If default occurs in the payment of any interest due under this promissory note, interest on that amount at the Interest Rate, calculated daily and compounded monthly, will be payable on demand.

3.	Currency and Payment. Any money to be paid pursuant to this promissory note must be paid by bank draft, certified cheque or electronic funds transfer of immediately available funds payable to the Creditor in the currency advanced pursuant to the Credit Agreement.

4.	Non-Waiver. The extension of the time for making any payment which is due and payable under this promissory note, or the Creditor’s failure or delay in exercising or enforcing any rights or remedies under this promissory note, or under any instrument securing payment of the indebtedness evidenced by this promissory note, will not constitute a continuing waiver of the right of the Creditor to enforce those rights and remedies in the future.

5.	Notices and Demands. Any demand or notice to be made or given in connection with this promissory note will be in writing and will be personally delivered to an officer or responsible employee of the Borrower or the Creditor or sent by facsimile, e-mail, or functionally equivalent electronic means, charges (if any) prepaid, at or to any address, electronic address, or facsimile number, as the case may be, as the Borrower or the Creditor may designate to the other in accordance with this provision. Any demand or notice which is personally delivered will be deemed to have been validly and effectively given on the date of delivery if that date is a business day, and the delivery was made during normal business hours; otherwise, it will be deemed to have been validly and effectively given on the business day next following the date of delivery. Any demand or notice which is transmitted by facsimile, e-mail, or functionally equivalent electronic means will be deemed to have been validly and effectively given on the date of transmission if that date is a business day and the transmission was made during normal business hours of the recipient; otherwise, it will be deemed to have been validly and effectively given on the business day next following the date of transmission.

6.	Amendments. No amendment or waiver of any provision of this promissory note or consent to any departure by the Borrower from any provision of this promissory note is effective unless it is in writing and signed by the Creditor, and then the amendment, waiver or consent is effective only in the specific instance and for the specific purpose for which it is given.

7.	Collection Expenses. The Borrower will pay all costs and expenses incurred by the Creditor in collecting any amount due, and enforcing its rights, under this promissory note, including, without limitation, reasonable legal fees and disbursements. Those costs and expenses will be added to the Principal and will bear interest at the Interest Rate.

8.	Governing Law. This promissory note will be governed by and construed in all respects in accordance with the laws of the Province of Ontario and the laws of Canada applicable in that Province.

9.	Time of the Essence. Time will in all respects be of the essence of this promissory note.

10.	Waiver of Benefits. Presentment for payment, protest and notice of protest, notice of non-payment and notice of dishonour are waived by the Borrower.

The Borrower has executed this promissory note as of the 31st day of August, 2016.

FRANKLY INC.
Per:	/s/ Steve Chung
Name:	Steve Chung
Title:	Chief Executive Officer